UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SAVVIS, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

805423100

(CUSIP Number)

ONE EQUITY PARTNERS LLC

320 Park Avenue

18th Floor

New York, NY 10022

Attention:  Mark Amrhein

(212) 277-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

David A. Sirignano

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Ave, NW

Washington, DC 20004

June 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805423100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Moneyline Telerate Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,469,309

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,469,309

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,469,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) One Equity Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,469,309

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,469,309

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,469,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OEP Co-Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,469,309

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,469,309

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,469,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OEP Holding Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,469,309

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,469,309

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,469,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person (See Instructions) CO, HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bank One Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,469,309

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,469,309

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,469,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JPMorgan Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,469,309

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,469,309

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,469,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Banc One Financial LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 78,469,309

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,469,309

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,469,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JPMorgan Chase & Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 78,469,309

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 78,469,309

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,469,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 30.3%

14.	Type of Reporting Person (See Instructions) HC

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share, of Savvis, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 1 Savvis Parkway, Town & Country, Missouri 63017.

Item 2.	Identity and Background
(a) – (c), (f) Name, Address, Principal Business, Citizenship
This Schedule 13D is filed by the following Reporting Persons:

Reporting Persons	Principal Business	Address of Principal Office

Moneyline Telerate Holdings, Inc.	To provide information and transaction services to financial services firms.	320 Park Avenue, 18th Floor New York, New York 10022

One Equity Partners LLC	To make private equity investments on behalf of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

OEP Co-Investors LLC	To hold and manage investments for certain employees of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

OEP Holding Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity investments.	320 Park Avenue, 18th Floor New York, New York 10022

Bank One Investment Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity investments.	1 Bank One Plaza Chicago, IL 60670

JPMorgan Capital Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity, structured finance and other investments.	1 Bank One Plaza Chicago, IL 60670

Banc One Financial LLC	To act as a holding company for JPMorgan Chase & Co. in making private equity, structured finance and other investments.	1 Bank One Plaza Chicago, IL 60670

JPMorgan Chase & Co.	To provide general financial services.	270 Park Avenue New York, New York 10017

Moneyline is controlled by One Equity Partners, LLC (“OEP”).  OEP Holding Corporation (“OEP Holding”) controls the managing members of OEP and OEP Co-Investors; Bank One Investment Corporation (“BOI”) owns all of the outstanding capital stock of OEP Holding; JPMorgan Capital Corporation (“JPM CC”) owns all of the outstanding capital stock of BOI; Bank One Financial LLC (“BOF LLC”) owns all of the outstanding capital stock of JPM CC; and JPMorgan Chase & Co. (“JPMC”) owns all of the outstanding stock of BOF LLC.  JPMC expressly disclaims beneficial ownership of the shares reported herein, and is joining this Schedule 13D solely as the parent holding company of the entities reporting beneficial ownership of such shares.
All of the Reporting Persons are organized in Delaware. A joint filing agreement among the Reporting Persons is attached hereto as Exhibit A.
Information concerning the executive officers and directors of the Reporting Persons, including their principal occupations and beneficial ownership, is provided in Annex I to this Schedule 13D.
(d) – (e) Legal Proceedings

Except as noted below, during the last five years, none the Reporting Persons or the executive officers and directors of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Securities and Exchange Commission (“SEC”) alleged that during the period of December 1997 to September 2001, JPMC aided and abetted Enron Corp.’s violation of the antifraud provisions of the Federal Securities Laws, Section 10(b) of the Securities Exchange Act of 1934 and Exchange Act Rule 10b 5. The complaint alleged that Enron Corp. manipulated its reported financial results through a series of commodity derivatives transactions known as prepays which were entered into with JPMC. On July 28, 2003, JPMC consented, without admitting or denying the allegations of the complaint, to the entry by the United States District Court for the Southern District of Texas of a final judgment: (1) enjoining JPMC, its agents, servants, employees, attorneys, assigns and all persons in active concert or participation with them who receive actual notice of the final judgment by personal service or otherwise from violating, directly or indirectly, Section 10(b) of the Exchange Act and Rule 10b 5 promulgated thereunder; and (2) ordering JPMC to pay a total of $135,000,000: $65,000,000 representing disgorgement, prejudgment interest thereon in the amount of $5,000,000, and a civil penalty of $65,000,000 pursuant to Section 21(d) of the Exchange Act. No portion of the penalty was waived. JPMC made payment of $135,000,000 on July 28, 2003.

Item 3.	Source and Amount of Funds or Other Consideration

Under the Stock and Asset Purchase Agreement dated December 20, 2004 by and among Reuters Limited, Reuters S.A. (collectively, “Reuters”), Moneyline Telerate Holdings, Inc. (“Moneyline”), certain subsidiaries of Moneyline named therein, and One Equity Partners LLC, Reuters acquired certain operations and business conducted by Moneyline (“the Agreement”).  In connection with this acquisition, Reuters transferred 40,870 shares of Series A Convertible Preferred Stock of Savvis, Inc. (“Savvis Stock”) to Moneyline.

Item 4.	Purpose of Transaction

Moneyline acquired the Savvis Stock for investment purposes.  Except as set forth under Item 6, the Reporting Persons do not have plans or proposals which relate to or would result in any of the actions described in Item 4(a) – (j) of Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.  Moneyline presently intends to transfer all or part of its interest in the Savvis Stock to OEP in satisfaction of certain preexisting debt obligations owed by Moneyline to OEP.

Item 5.	Interest in Securities of the Issuer
(a) and (b) Beneficial ownership
Beneficial ownership by the Reporting Persons is incorporated by reference to Items 7 – 11 of their respective cover pages.
Beneficial ownership of the executive officers and directors is incorporated by reference to Annex I.
(c) Transactions during the past sixty days
None of the Reporting Persons or persons listed in Annex I have purchased or sold SAVVIS securities in the last 60 days other than the acquisition of Savvis Stock as reported herein.
(d) Right to receive dividends or proceeds
Not applicable.
(e) Beneficial ownership of less than five percent
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the Stock and Asset Purchase Agreement dated December 20, 2004, as amended, by and among Reuters Limited, Reuters S.A., Moneyline Telerate Holdings, Inc. (“Moneyline”), certain subsidiaries of Moneyline named therein (the "Sellers"), and One Equity Partners LLC, Reuters acquired certain operations and business conducted by Moneyline.  In connection with this acquisition Reuters transferred 40,870 shares of Series A Convertible Preferred Stock of Savvis, Inc. (“Savvis Stock”) to Moneyline.  As of June 3, 2005, the Savvis Stock was convertible into 78,469,309 shares of common stock.  The Savvis Stock is convertible at any time at the option of the holder (except that in certain circumstances, Reuters may object to the conversion of Savvis Escrow Shares under the Escrow Agreement, described below).  Under circumstances specified in the Agreement, Savvis Stock may be used to satisfy indemnity obligations to Reuters, its subsidiaries, affiliates, and representatives.  Additionally, under the Agreement, Reuters may not convert the Savvis Stock into common stock or other securities of Savvis without the prior written consent of Moneyline.

Under the Escrow Agreement dated June 3, 2005 by and among Moneyline, Reuters Limited, and The Bank of New York, Moneyline transferred Savvis Stock having a fair market value of $15,000,000 into an escrow account (the "Savvis Escrow Shares”) and Reuters transferred $39,522,385 into the same account.  This account will provide funding for post-closing claims brought by Reuters.  Under the Escrow Agreement, the Sellers retain full voting authority of the Savvis Escrow Shares.

In connection with the execution of the Stock and Asset Purchase Agreement, Reuters assigned to Moneyline and OEP its rights under an Investor Rights Agreement dated as of March 6, 2002 and a Side Letter dated March 16, 2001, between Reuters and the Issuer.  Under the Investor Rights Agreement, holders of the Series A Convertible Preferred Stock have certain registration rights and preference rights.  Under the Side Letter, Moneyline and OEP will have the right under specified circumstances to nominate and elect such number of directors to the Issuer’s Board of Directors that is proportionate to its percentage ownership of the voting power of the Issuer.

The description of the Stock and Asset Purchase Agreement, the Escrow Agreement, the Investor Rights Agreement and the Side Letter does not contain all the details of such agreements.  The description is qualified by reference to such agreements which are incorporated by reference under Item 7 hereto.

Item 7.	Material to Be Filed as Exhibits

1.     Stock and Asset Purchase Agreement, dated as of December 20, 2004 (the “Purchase Agreement”), by and among Reuters Limited, Reuters S.A., Moneyline Telerate Holdings, Inc., the subsidiaries of Moneyline Telerate Holdings named therein, and One Equity Partners LLC (for the limited purposes set forth therein), incorporated by reference to Exhibit 4.13 of Form 20 F, filed by Reuters Group PLC on March 9, 2005.

2. Amendment No. 1 to the Purchase Agreement, dated as of May 20, 2005, incorporated by reference to Exhibit 23 of Schedule 13D/A, filed by Reuters Group PLC on June 7, 2005
3. Amendment No. 2 to the Purchase Agreement, dated as of June 3, 2005, incorporated by reference to Exhibit 24 of Schedule 13D/A, filed by Reuters Group PLC on June 7, 2005

4.     Escrow Agreement, dated as of June 3, 2005 by and among Moneyline Telerate Holdings, Inc., Reuters Limited, and The Bank of New York, incorporated by reference to Exhibit 25 of Schedule 13D/A, filed by Reuters Group PLC on June 7, 2005

5. Investor Rights Agreement, incorporated by reference to Exhibit 10.2 of Form 8-K, filed March 27, 2002 by Savvis, Inc.
6. Side Letter dated May 16, 2001, incorporated by reference to Exhibit 10.4 of Form 8-K, filed June 4, 2001 by Savvis, Inc.
7. Joint Filing Agreement, attached hereto as Exhibit A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  June 13, 2005

MONEYLINE TELERATE HOLDINGS, INC.
By:	/s/ Alexander Russo

Name:	Alexander Russo
Title:	Chief Executive Officer

ONE EQUITY PARTNERS LLC
By:	/s/ Richard M. Cashin, Jr.

Name:	Richard M. Cashin, Jr.
Title:	President

OEP CO-INVESTORS LLC
By:	/s/ Richard M. Cashin, Jr.

Name:	Richard M. Cashin, Jr.
Title:	President

OEP HOLDING CORPORATION
By:	/s/ Richard M. Cashin, Jr.

Name:	Richard M. Cashin, Jr.
Title:	President

BANK ONE INVESTMENT CORPORATION
By:	/s/ Richard M. Cashin, Jr.

Name:	Richard M. Cashin, Jr.
Title:	President

JPMORGAN CAPITAL CORPORATION
By:	/s/ Richard M. Cashin, Jr.

Name:	Richard M. Cashin, Jr.
Title:	President

BANC ONE FINANCIAL LLC
By:	/s/ Gerald A. Beechum, Jr.

Name:	Gerald A. Beechum, Jr.
Title:	Vice President

JPMORGAN CHASE & CO.
By:	/s/ David A. Coulter

Name:	David A. Coulter
Title:	Chairman, West Coast Region

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ANNEX I

All executive officers and directors of the Reporting Persons are citizens of the United States.

Moneyline Telerate Holdings, Inc.

Name	Principal Occupation or Employment
Directors
Alexander Russo	Chief Executive Officer
Daniel J. Selmonosky	Vice President One Equity Partners LLC
David Walsh	Partner One Equity Partners LLC

Executive Officers
Alexander Russo	Chief Executive Officer
Adam Ableman	President, General Counsel, and Secretary

The business address for Moneyline’s directors and officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

One Equity Partners LLC

Name	Principal Occupation or Employment
Executive Officers
Richard M. Cashin, Jr.	President
Mary Kay Lorenz	Chief Financial Officer and Treasurer
Thomas P. Auth	Vice President
Jeffrey V. Holway	Vice President
James S. Rubin	Vice President
Daniel J. Selmonosky	Vice President
Richard W. Smith	Vice President
Theodora Stojka	Vice President
Mark J. Amrhein	Vice President and Secretary

The business address for One Equity’s executive officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

OEP Co-Investors LLC

Name	Principal Occupation or Employment
Executive Officers
Brian A. Bessey	President
Theodora Stojka	Vice President & Treasurer
Mark J. Amrhein	Secretary

The business address for OEP Co-Investors’ executive officers is 320 Park Avenue, 18th Floor, New York, New York 10022.

OEP Holding Corporation

Name	Principal Occupation or Employment and Address	Name, Business and Address Where Employed
Directors
Richard M. Cashin, Jr.	President	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Jeffrey V. Holway	Director Bank One Investment Corporation	Bank One Investment Corporation 10 South Dearborn, 14th Floor Chicago, IL 60603
Richard W. Smith	Director	Bank One Investment Corporation 320 Park Avenue, 18th Floor New York, NY 10022
Executive Directors
Richard M. Cashin, Jr.	President
Mary Kay Lorenz	Chief Financial Officer and Treasurer
James S. Rubin	Vice President
Daniel J. Selmonosky	Vice President
Theodora Stojka	Vice President
Cynthia Dailey	First Vice President
Mark J. Amrhein	Secretary

The business address for OEP Holding’s executive officers is 320 Park Avenue, 18th Floor, New York, NY 10022.

Bank One Investment Corporation

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Richard M. Cashin, Jr.	President & Chairman of the Board	One Equity Partners LLC 320 Park Avenue, 18th Floor New York, NY 10022
Jeffrey V. Holway	Director	Bank One Investment Corporation 10 South Dearborn, 14th Floor Chicago, IL 60603
Richard W. Smith	Director	Bank One Investment Corporation 320 Park Avenue, 18th Floor New York, NY 10022
Executive Officers
Richard M. Cashin, Jr.	President and Chairman of the Board
Mark J. Amrhein	Secretary

Mary Kay Lorenz	Treasurer and Senior Vice President
Constance T. Teska	Senior Vice President
Jeffrey V. Holway	Senior Vice President
Richard W. Smith	Senior Vice President
Daniel J. Selmonosky	Managing Director
Cathy R. Williams	First Vice President
Cynthia Dailey	First Vice President
Robert M. Grimm	Vice President
Lisa C. Martin	Vice President
James S. Rubin	Vice President
Theodora Stojka	Vice President

The business address for Bank One Investment’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

JPMorgan Capital Corporation

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Francisco J. Pereiro	Chairman of the Board	JPMorgan Capital Corporation 10 South Dearborn Chicago, IL 60603
John M. Buley	Director	JPMorgan Capital Corporation 120 S La Salle Street, Floor 2 Chicago, IL 60603
Mary Kay Lorenz	Director	JPMorgan Capital Corporation 10 South Dearborn Chicago, IL 60603
Richard S. Mazzella	Director	JPMorgan Capital Corporation 270 Park Avenue, Floor 7 New York, NY 10017
Executive Officers
Francisco Pereiro	Chairman of the Board
Scott Bryant	Managing Director
John M. Buley	Managing Director

Elizabeth E. Cadwallader	Managing Director
Kelly Chesney	Managing Director
Frank Cheswick	Managing Director
Mary Kay Lorenz	Managing Director and Chief Financial Officer
Claudia J. Machaver	Managing Director

The business address for JPMorgan Capital’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

Banc One Financial LLC

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Heidi G. Miller	Chairman &President	Bank One Corporation 1 Bank One Plaza Chicago, IL 60670
Randy A. White	Treasurer	Bank One Corporation 1 Bank One Plaza Chicago, IL 60670
Executive Officers
Heidi G. Miller	Chairman and President
John F. Ireton	Vice President
Brian A. Bessey	Vice President
Gerald A. Beechum, Jr.	Vice President
Elias E. Olmeta	Vice President
Randy A. White	Treasurer

The business address for Bank One Financial’s executive officers is 1 Bank One Plaza, Chicago, IL 60670.

JPMorgan Chase & Co.

Name	Principal Occupation or Employment	Name, Business and Address Where Employed
Directors
Hans W. Becherer	Retired Chairman and Chief Executive Officer Deere & Company	One John Deere Place Moline, IL 61265
John H. Biggs	Former Chairman and Chief Executive Officer Teachers Insurance and Annuity Association – College Retirement Equities Fund (TIAA-CREF)	TIAA-CREF PO Box 1259 Charlotte, NC 28201
Lawrence A. Bossidy	Retired Chairman Honeywell International Inc.	Honeywell International Inc. 101 Columbia Road Morristown, NJ 07962
Stephen B. Burke	President Comcast Cable Communication, Inc.	Comcast Cable Communication, Inc. 1500 Market Philadelphia, PA 19102
James S. Crown	President Henry Crown and Company	Henry Crown and Company 222 N. LaSalle Street, Suite 2000 Chicago, IL 60601
James Dimon	President and Chief Operating Officer	270 Park Avenue New York, NY 10017
Ellen V. Futter	President and Trustee American Museum of Natural History	American Museum of Natural History Central Park West at 79th Street New York, NY 10024-5192
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF	8260 Willow Oaks Corporate Drive PO Box 10444 Fairfax, VA 22031-8044
William B. Harrison, Jr.	JPMorgan Chase & Co. Chairman and Chief Executive Officer	270 Park Avenue New York, NY 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc.	Clear Creek Properties, Inc. 2365 Harrodsburg Rd. Suite B230 Lexington, KY 40504
John W. Kessler	Owner John W. Kessler Company	The New Albany Company 220 Market Street, Suite 200 New Albany, OH 43054
Robert I. Lipp	Executive Chairman of the Board The St. Paul Travelers Companies, Inc.	The St. Paul Travelers Companies, Inc. 385 Washington Street St. Paul, MN 55102
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation	Masco Corporation 21001 Van Born Road Taylor, MI 48180
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc.	Yum! Brands, Inc. 1441 Gardiner Lane Louisville, KY 40213
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation	5959 Las Colinas Boulevard Irving, TX 75039-2298
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson
Executive Officers
William B. Harrison, Jr.	Chairman of the Board and Chief Executive Officer
James Dimon	President and Chief Operating Officer
Austin A. Adams	Chief Information Officer

Steven D. Black	Co-Chief Executive Officer, Investment Bank
William I. Campbell	Chairman, Card Services
Michael J. Cavanagh	Chief Financial Officer
David A. Coulter	Chairman, West Coast Region
John J. Farrell	Director of Human Resources, Head of Security
Joan Guggenheimer	Co-General Counsel
Frederick W. Hill	Director Corporate Marketing and Communications
Samuel Todd Maclin	Head, Commercial Banking
Jay Mandelbaum	Head, Strategy and Business Development
William H. McDavid	Co-General Counsel
Heidi Miller	Chief Executive Officer, Treasury & Securities Services
Charles W. Scharf	Head, Retail Financial Services
Richard J. Srednicki	Chief Executive Officer, Card Services
James E. Staley	Global Head, Asset & Wealth Management
Don M. Wilson III	Chief Risk Officer
William T. Winters	Co-Chief Executive Officer, Investment Bank

The business address for JPMorgan Chase’s executive officers is 270 Park Avenue, New York, NY 10017.

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Dated as of:  June 13, 2005

MONEYLINE TELERATE HOLDINGS, INC.
By:	/s/ Alexander Russo

Name:	Alexander Russo
Title:	Chief Executive Officer

ONE EQUITY PARTNERS LLC
By:	/s/ Richard M. Cashin, Jr.

Name:	Richard M. Cashin, Jr.
Title:	President

OEP CO-INVESTORS LLC
By:	/s/ Richard M. Cashin, Jr.

Name:	Richard M. Cashin, Jr.
Title:	President

OEP HOLDING CORPORATION
By:	/s/ Richard M. Cashin, Jr.

Name:	Richard M. Cashin, Jr.
Title:	President

BANK ONE INVESTMENT CORPORATION
By:	/s/ Richard M. Cashin, Jr.

Name:	Richard M. Cashin, Jr.
Title:	President

JPMORGAN CAPITAL CORPORATION
By:	/s/ Richard M. Cashin, Jr.

Name:	Richard M. Cashin, Jr.
Title:	President

BANC ONE FINANCIAL LLC
By:	/s/ Gerald A. Beechum, Jr.

Name:	Gerald A. Beechum, Jr.
Title:	Vice President

JPMORGAN CHASE & CO.
By:	/s/ David A. Coulter

Name:	David A. Coulter
Title:	Chairman, West Coast Region